EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF CBOE HOLDINGS, INC.
AS OF DECEMBER 31, 2016

Name of Subsidiary	Jurisdiction of Organization
Chicago Board Options Exchange, Incorporated	Delaware
CBOE, LLC	Delaware
C2 Options Exchange, Incorporated	Delaware
CBOE Futures Exchange, LLC	Delaware
Market Data Express, LLC	Delaware
Chicago Options Exchange Building Corporation	Delaware
CBOE Livevol, LLC	Delaware